February 22, 2013

Mr. Jim B. Rosenberg

Senior Assistant Chief Accountant

Division of Corporation Finance

Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C.  20549

Re:          Hanger, Inc.

Form 10-K for the Fiscal Year Ended December 31, 2011

Filed on February 29, 2012

File No. 001-10670

Dear Mr. Rosenberg:

I am writing in response to our conference call on February 21, 2013 to clarify our previous response filed on February 20, 2013 and to provide supplemental information in connection with your review of the Annual Report on Form 10-K of Hanger, Inc. (the “Company” or “Hanger”) for the year ended December 31, 2011.  Additional information to clarify our original response to your request is set forth below under the text of the comments contained in your letter.

Notes to Consolidated Financial Statements

2. Summary of Significant Accounting Policies

Note B-Significant Accounting Policies

Inventories, page F-10

2.    Please tell us how your policy of recording cost of goods — materials using the gross profit method for the patient-care services segment works including how this method interacts with your policy of recording inventory at lower of cost of market using the first-in, first-out method. Provide us an example with the journal entries. In this regard, it is not clear to us how your cost of goods — materials can be based on a gross profit method if you are adjusting to physical inventory at the end of the year, which presumably would result in inventory and cost of goods sold being on a first-in, first-out method.

Response:

Overview

At our patient-care services segment, we use the gross profit method to estimate material costs and inventory between annual physical inventories which are conducted as of October 31st each year. Inventory valued at our patient-care services segment based on the gross profit method as of December 31, 2011 was $82.6 million or 72% of the consolidated inventory balance. We use the gross profit method at our patient-care services segment to compute our material costs as we have elected not to implement a perpetual inventory system and a job costing system. We believe our present accounting model accurately reflects the activity within our balance sheet and income statement as demonstrated by our history of immaterial book to physical adjustments. Further, we believe the cost to implement and maintain such systems would far exceed the impact on the accuracy our financial statements given the small book to physical adjustments we have experienced in the past.

To assure accurate estimates, we complete a hard close every month to capture actual sales and purchases for all interim periods. We expense all material purchases directly to the income statement of each individual clinic which gives us visibility to the actual purchases made at the clinic level. Our distribution segment provides visibility to changes in product costs on a real-time basis and our inventory turns on average four times annually. Our raw material prices do not change significantly because they are renegotiated annually. Based on our historic and continued ability to estimate the material rates accurately at a disaggregated level (i.e. at the individual clinic level), we believe that the gross profit method approximates lower of cost or market using the first-in first-out method.  The adjustments recorded based on the annual physical inventory have not been material to the financial results of the segment or the Company as a whole. Based on the last three physical inventories, the Company recorded an increase to inventory of $2.3 million, a decrease to inventory of $1.0 million and an increase to inventory of $2.1 million in 2011, 2010, and 2009, respectively, which is less than 1% of consolidated material costs for the respective years.

Description of the rate calculation

During the annual physical inventory conducted at each of our clinics as of October 31st, raw materials and work-in-process are valued at lower of cost or market using the first-in first-out method. Work-in-process includes materials, labor, and overhead based on established standards for the stage of completion of each customer order. Once the physical inventory and valuation is complete the increase or decrease in inventory since the last full physical is added or subtracted to the purchases for the full twelve months ended October 31st to compute the materials usage for that period. The materials used are divided by the net sales for the corresponding period to establish our current materials rate. The annual book to physical adjustment is recorded at the clinic level during the fourth quarter. We disclose the total impact of the annual inventory adjustments in the accounting policy footnote to our financial statements.

We record all changes in inventory, including the net change in labor and overhead, and the resulting change in the materials rate through material costs in the income statement. Since we record the entire annual change in the physical inventory to material costs we realize this causes us to misclassify a small amount of labor and overhead as material costs on our income statement. In 2011 the misclassification equated to $1.3 million of labor and overhead which is less than 1% of personnel costs and other operating expenses, which we believe is not material to the reader.

Valuation of inventory at December 31, 2011

The newly established individual clinic material rates calculated as described above are used to calculate the materials cost for the month of November and December on a clinic by clinic basis.  Unusual fluctuations in purchases for the period compared to the established rate are investigated on a clinic by clinic basis and adjustments are made if deemed appropriate. The build and shrink in inventory after all adjustments are made is considered both in the aggregate and at a disaggregated level. Productivity levels in individual practices do change however, productivity throughout the patient-care services segment as a whole generally remains consistent throughout the year.

The final step in our inventory valuation process is to review the reasonableness of the clinic segment materials rate and resulting inventory change at a macro level. We review factors such as reimbursement increases or decreases, changes in the overall sales mix and increases or decreases in product cost at the macro level to validate the reasonableness of the increase or decrease in the inventory and the overall material cost rate.

For example, if our materials rate is 28% and prices increase on December 15th in a given year, we would not adjust our materials rate as of December 31st, as the purchases made December 15th through December 31st would still remain in inventory as of December 31st. Rather, we would calculate material costs using 28% of net sales, which would result in recording an adjustment to increase the ending value of inventory (due to the rising prices at the end of the period).

To site another example of our review process, if upon a review of reimbursement rates, we determine that a 2% increase in reimbursement rates was realized during the period, we would adjust the current materials rate down since a rate increase should reduce our material cost rate immediately. Similarly, if upon review of sales mix we determine that there is a favorable change in the mix, we would decrease the rate as the mix in sales impacts the current period. Historically, there have not been material changes in reimbursement rates or mix. Material costs historically only change once a year based on negotiations with our vendors and there were no significant changes in 2011. Based on the review we conducted at the time as described in part above there were no significant macro factors impacting the materials rate during November and December in 2011. The 2011 established rates recorded for November and December were consistent with the rate calculated as of the October 31, 2011 physical inventory. We believe that the application of the gross profit method to calculate our materials usage rate along with the review process described above results in an ending inventory balance at December 31 that approximates the lower of cost or market using the first-in-first-out method in all material respects.

During interim periods, the material rates are established based on the same methodology described above which was used to establish the November and December rates.

Proposed revised accounting policy footnote:

After reviewing the footnotes in the 2011 10-K, we propose that we amend our disclosure in Note B in future filings to include separate disclosure for our Patient-Care Services segment to the reader. Our proposed revised inventory accounting policy disclosure is outlined below:

“Inventories

Inventories in the Patient-Care Services segment consist principally of raw materials and work-in-process. Work-in-process includes materials, labor and overhead which is valued based on established standards for the stage of completion of each custom order. The Patient-Care Services segment calculates material costs and inventory in accordance with the gross profit method for all reporting periods. The gross profit method, in all material respects, approximates the lower of cost or market using the first-in first-out method. A full physical inventory is conducted annually as of October 31st of each year. Inventory is reconciled and adjusted when the physical inventory is taken and the valuation is completed. The Company treats these adjustments as changes in accounting estimates. In the fourth quarter, the Company recorded a decrease of $XX million, an increase of $2.3 million and a decrease of $1.0 million to inventory as of October 31, 2012, 2011 and 2010, respectively. Inventory valued based on the gross profit method was $XX million and $82.6 million as of December 31, 2012 and December 31, 2011, respectively.

Inventories in the Distribution and Therapeutic Solutions segments consist principally of finished goods which are stated at the lower of cost or market using the first-in, first-out method for all reporting periods and are valued based on perpetual records.”

Supplemental information request

During our February 21stconference call you asked us to explain why we believe that the valuation of the work-in-process (WIP) inventory is consistent at December 31 with the valuation that was compiled at October 31 during the valuation of the physical inventory.

Response:

Although we do not have a perpetual inventory system, we believe the results of the October 31st physicals as well as the information gathered and analyzed at the individual clinic level in November and December are appropriate to allow us to assess the WIP inventory value at December 31st. We perform our physical inventory at October 31st as we believe it is representative of the status of our WIP at any time during the year. We know from our past experience that our patient flow is relatively consistent throughout the year. The compilation of the ending WIP inventory on October 31st 2011 and 2010 supports that assumption as the percentage of material, labor and overhead that comprised the ending WIP on those dates were relatively constant. To further support this assumption, in connection with our analysis of the material rate during November and December, we review purchases, sales and the change in inventory at the individual clinic level to identify any potential change in the mix or makeup of our WIP. Changes identified through this process are considered in determining if any additional adjustment is warranted to the ending value of WIP (labor and overhead components) at December 31st. We believe that the results of our physical inventory process as well as the process described above for the subsequent months results in an ending inventory that is properly stated in all material respects at December 31st.

The Company hereby acknowledges that:

•the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please feel free to contact the undersigned at (512) 777-3600 if you have any questions regarding, or desire to discuss, the above supplemental information.

Sincerely,

/s/ George E. McHenry

George E. McHenry
Executive Vice President and Chief Financial Officer